

MOL ~~HUNGARIAN OIL AND GAS PLC.~~

INVESTOR NEWS



03050261

11 April, 2003

MOL Plc. sold its minority interest in gas distributor DDGÁZ Rt.

MOL Hungarian Oil and Gas Plc. hereby announces that as a further step in its divestiture strategy it has sold its 16.78 percent holding in DDGÁZ Rt. to the consortium of Ruhrgas Energie Beteiligungs AG and RWE-Gas AG. This equity interest was recorded in MOL's books at HUF 1.8 billion as at December 31, 2002, and the purchase price is HUF 2.25 billion. Payment of the full consideration is expected following the approval of the Board of Directors of DDGÁZ Rt. with the final and unconditional closing of the transaction.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communications	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

 MENZIES GOLD

03 APR 23 AM 7:21

8 January 2003

The Manager
Australian Stock Exchange Ltd
Level 4, 20 Bridge Street
Sydney, NSW 2000

Dear Sir

NEW ISSUE OF SECURITIES – APPENDIX 3B

Menzies Gold Ltd has completed the issue of 2,578,765 fully paid ordinary shares, details of which are provided in the attached Appendix 3B.

In accordance with the requirements of ASIC Class Order 02/272, the Company confirms that there is no information to disclose of the kind that would otherwise require disclosure in a Disclosure Document pursuant to section 713(5) of the Corporations Act 2001.

Yours faithfully

L Rowe

Lisa Rowe
Company Secretary

MENZIES GOLD LTD A.C.N. 009 075 861
122 Kewdale Road Kewdale WA 6105 AUSTRALIA
Phone (61-8) 9353 7200 Fax (61-8) 9353 7222
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au


MENZIES GOLD

30 January 2003

The Manager
Australian Stock Exchange Ltd
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

VOLUNTARY ADMINISTRATION

Following the recent announcement regarding plant problems at the Company's King Solomon Mine operations and the consequential adverse effect on cash flows, the directors of the Company and its wholly owned subsidiary, King Solomon Mines Ltd have resolved to place the two companies in voluntary administration with immediate effect.

Prior to making this decision, the Board held discussions with its secured creditor, Hallmark Consolidated Ltd, and has determined that this voluntary administration process will provide the Company with the best opportunity to re-organise its financial affairs. The aim of this process will be to preserve value for all shareholders.

Messrs Martin Jones and Garry Trevor of Ferrier Hodgson have been appointed as joint Administrators.

Yours faithfully

Paul Ingram
Managing Director

MENZIES GOLD LTD A.C.N. 009 075 861
122 Kewdale Road Kewdale WA 6105 AUSTRALIA
Phone (61-8) 9353 7200 Fax (61-8) 9353 7222
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MENZIES GOLD LTD

ABN

98 009 075 861

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,578,765 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares rank equally with existing quoted shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Refer section 3 above
5	Issue price or consideration	1,450,850 shares at 2.95 cents per share 1,127,915 shares at 4.75 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	488,968 shares were issued as part consideration for the acquisition of the share capital of King Solomon Mines Ltd. 2,089,797 shares were issued in settlement of liabilities incurred in connection with professional services provided to the Menzies group.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 January 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	197,093,762	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	41,606,198 44,375,000	Ordinary shares Options – see attachment

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There are no plans to pay dividends at this stage

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/a
12	Is the issue renounceable or non-renounceable?	N/a
13	Ratio in which the +securities will be offered	N/a
14	+Class of +securities to which the offer relates	N/a
15	+Record date to determine entitlements	N/a
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/a
17	Policy for deciding entitlements in relation to fractions	N/a
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/a
19	Closing date for receipt of acceptances or renunciations	N/a

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/a
21	Amount of any underwriting fee or commission	N/a
22	Names of any brokers to the issue	N/a
23	Fee or commission payable to the broker to the issue	N/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/a
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/a
28	Date rights trading will begin (if applicable)	N/a
29	Date rights trading will end (if applicable)	N/a
30	How do +security holders sell their entitlements *in full* through a broker?	N/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/a

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/a
33	+Despatch date	N/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... (Company secretary)

Date: 8 January 2003

Print name: Lisa Sharon Rowe

= = = = =

+ See chapter 19 for defined terms.

ATTACHMENT 1

UNQUOTED OPTIONS - EXERCISE PERIODS AND EXPIRY DATES

Number	Exercise Price	Exercise Periods / Expiry Dates
3,750,000	$0.30	On or before 30 September 2003
7,000,000	$0.20	On or before 31 March 2005
7,750,000	$0.20	On or before 30 April 2005
25,875,000	$0.04	On or before 31 March 2007
44,375,000	Total unquoted options	

+ See chapter 19 for defined terms.

23 December 2002

The Manager
Australian Stock Exchange Ltd
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

STRATEGIC ALLIANCE

Menzies Gold Limited (**"Menzies"**) and its wholly owned subsidiary King Solomon Mines Ltd ("**KSM**"), have entered into a strategic alliance with ASX listed gold explorer, Hallmark Consolidated Limited and its wholly owned subsidiary, Eaglemist Pty Ltd (collectively referred to as "**Hallmark**").

Hallmark has a strong cash position and has previously entered into option agreements to acquire tenements at Paynes Find, where it is undertaking exploration, in an attempt to establish a high grade underground operation. Paynes Find is located approximately 100 kilometres from Menzies' King Solomon Mine operations

Both parties believe that there are opportunities to work together in the Southern Murchison region. Both companies will now work together to explore and subsequently exploit mineral resources in this region of Western Australia.

Sale of the Deflector Mining Lease

In commencement of the alliance, KSM has sold the Deflector mining lease (M 59/442) to Hallmark for a consideration amounting to $629,000. Menzies is currently mining the open cut phase of the Deflector lease and sale terms include the following:

a. Menzies has been granted the right to continue mining the current open cut phase (up to RL 235) until 30 June 2003. This time frame for open cut mining is in accordance with the existing mining plan.

b. From 1 July 2003 to 30 June 2004, Menzies has the right to undertake underground mining. This time frame for underground mining is also in accordance with the existing mining plan, however Menzies' rights to continue underground mining after 30 June 2004 can be extended by mutual agreement with Hallmark; for instance, if additional resources are identified.

c. Menzies has been granted the right to conduct further exploration on the mining lease.

122 Kewdale Road Kewdale WA 6105 AUSTRALIA
Phone (61-8) 9353 7200 Fax (61-8) 9353 7222
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au

d. Menzies will pay Hallmark a royalty at the rate of $10 per ounce of gold (or gold equivalent ounce), but only after 6,000 gold equivalent ounces have first been recovered by Menzies. Royalties accruing for the period up to 31 May 2003 will be payable on 30 June 2003, but those arising thereafter will be payable on a monthly basis.

e. Whilst Menzies is mining the Deflector lease, it is responsible for accounting to Hallmark for the 1% royalty (on gross revenue) payable to Gullewa Ltd and the appropriate State Government royalties.

f. Menzies shall be responsible for keeping the Deflector lease in good standing and shall ensure compliance with the requirements of the mining act whilst it is carrying out mining activities on the lease. Menzies' mining plans from time to time shall be subject to approval by Hallmark, whose consent cannot be unreasonably withheld.

The Deflector resource (indicated and inferred) currently stands at 654,000 tonnes @ 4.6g/t Au and 1.8% Cu (98,000 oz Au and 11,077 tonnes Cu). Menzies' processing and treatment of ore from the Deflector lease will continue to be undertaken at its own cost at its CIP plant and equipment located within the King Solomon Mine Operations. Menzies retains ownership and mining rights on all its other mineral interests.

Provision of Loan Funds from Hallmark

Also, within the terms of the strategic alliance, Hallmark has provided $871,000 in loan funds to KSM. The loan funds together with the $629,000 proceeds from the sale of the Deflector lease have been used as follows:

- repayment of the secured National Australia Bank (NAB) equipment loan ($348,579);
- repayment of royalty liabilities to Gullewa Ltd ($653,264). Gullewa had the right to buy back the Deflector lease for a fixed price of $25,000 if its liability was not settled by KSM. Gullewa now only has a 1% royalty on gross revenue from the Deflector lease as well as a number of the other KSM leases;
- increase in deposits pledged as security against bank guarantees issued with respect to performance bonds required by the Mines Department ($136,943); and
- working capital ($361,214).

The major terms and conditions of the loan funding are as follows:

a. the loan is secured by a fixed and floating charge over all the assets of KSM and Menzies, with a further guarantee by Menzies.

b. the loan is due and repayable on 30 June 2003. Interest is payable monthly based on an annual rate of NAB commercial business mortgage rate plus 2%.

c. the charge deeds contain the usual covenants of a lending arrangement.

The sale and loan transactions with Hallmark were completed and settled on 20 December 2002.

Initial discussions between the parties were focused on treatment options for the potential underground operation at Paynes Find. These discussions lead to the realisation that a

number of similar views were held by the parties in respect to regional opportunities. The parties view the current transaction as the beginning of a strategic alliance in the region, which has a history of high grade gold deposits.

Menzies has in-house underground mining expertise as well as owning underground mining equipment, including a portable headframe, which can potentially be utilised at Paynes Find. Menzies also has a joint venture with Thundelarra Exploration Limited and Central West Gold NL covering the Rothsay mine, situated between Paynes Find and the King Solomon Mines Operation.

Accordingly both companies have decided to work together to explore and subsequently exploit mineral resources in the Southern Murchison region of Western Australia. Formalisation of this component of the alliance is expected to be completed in early 2003.

Yours faithfully



Paul Ingram
Managing Director